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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                TWIN LAKES, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                              Elliot Lutzker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 January 8, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. None
________________________________________________________________________________
1)  Name of Reporting Person - I.R.S. Identification No. of person.
    Estancia LLC
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]
________________________________________________________________________________
3)  SEC Use Only

________________________________________________________________________________
4)  Source of Funds (See Instructions)
    PF (SEE ITEM 3)
________________________________________________________________________________
5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e). [  ]
________________________________________________________________________________
6)  Citizenship or Place of Organization
    U.S.A.
________________________________________________________________________________
                             7)       Sole Voting Power
                                      45,000
                             ___________________________________________________
NUMBER                       8)       Shared Voting Power
OF SHARES                             0
BENEFICIALLY                 ___________________________________________________
OWNED BY                     9)       Sole Dispositive Power
EACH                                  45,000
REPORTING                    ___________________________________________________
PERSON WITH                  10)      Shared Dispositive Power
                                      0
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person
    45,000
________________________________________________________________________________
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11)
    1.5 %
________________________________________________________________________________
14) Type of Reporting Person (See Instructions)
    OO
________________________________________________________________________________

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Introductory Explanation:
This Schedule 13D amends and supplements the Schedule 13D of Estancia LLC, a Nevada limited liability company ("Estancia") previously filed with the Securities and Exchange Commission on September 5, 2003.


Item 3 is hereby amended as follows:
Item 3. Source and Amount of Funds or Other Consideration.

         On January 8, 2004, the Issuer, Estancia and certain other parties entered into a Stock Purchase Agreement (the "Agreement") whereby Estancia agreed to sell to a third-party buyer 2,205,000 shares of Common Stock and 986,667 Warrants for a purchase price of $24,000.

Item 5 is hereby amended as follows:
Item 5.  Interest in Securities of the Issuer.


         (a) At the date of this Statement, Estancia beneficially owns 45,000 shares of Common Stock or approximately 1.5% of the Common Stock of the Issuer. This is based on 3,000,000 shares issued and outstanding as of the date of the Agreement.

         (e) On January 8, 2004, Estancia ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On January 8, 2004, the Issuer, Estancia and certain other parties entered into the Agreement whereby Estancia agreed to sell to a third-party buyer 2,205,000 shares of Common Stock and 986,667 Warrants for a purchase price of $24,000. Pursuant to the Agreement, Snow Becker Krauss P.C., counsel to the Issuer ("SBK"), sold 39,200 shares of common stock and 13,333 Warrants for a purchase price of $426.67 and SBK Investment Partners, a partnership comprised of members of SBK, agreed to sell 695,800 shares of Common Stock of the Issuer for a purchase price of $7,573.33.

Item 7.  Material to be Filed as Exhibits.

Exhibit 10.1: Stock Purchase Agreement, dated January 8, 2004, among Twin Lakes,
              Inc., Turquoise Partners, LLC, Johnny R. Thomas, Estancia LLC, Snow Becker Krauss P.C. and SBK Investment Partners without schedules.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: January 16, 2004
                                                     ESTANCIA LLC


                                                     /s/ Johnny Thomas
                                                     -----------------
                                                     By: Dr. Johnny Thomas
                                                     Title: Manager

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